May 20, 2025
Via EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Valeria Franks Suying Li
	Re:	Clear Channel Outdoor Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2024 Item 2.02 Form 8-K filed May 1, 2025 File No. 001-32663
Ladies and Gentlemen:
Set forth below is the response of Clear Channel Outdoor Holdings, Inc., a Delaware corporation (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated May 6, 2025 with respect to the Company’s Annual Report on Form 10-K filed on February 24, 2025 (the “Form 10-K”) and Item 2.02 Form 8-K filed on May 1, 2025.
For your convenience, each response is prefaced by the exact text of each of the Staff’s comments in bold, italicized text below.
Form 10-K for Fiscal Year Ended December 31, 2024
Consolidated Statements of Loss, page 49
1.Please tell us your consideration of separately presenting revenue and direct operating expenses associated with tangible products, services and leasing activities, if they represent more than 10% of total revenue in any period presented. Revenue for items that represents less than 10% of total revenue may be aggregated with revenue for other items that also represents less than 10% of total revenue. Direct operating expenses should be combined in the same manner as the related revenue. Refer to Rules 5-03.1 and 5-03.2 of Regulation S-X.
Response:
The Company has considered the separate presentation of revenue required by Rules 5-03.1 and 5-03.2 of Regulation S-X and informs the Staff that the Company believes that its current aggregated presentation for revenue and direct operating expenses is appropriate based on the following considerations:
•The Company derives nearly all of its revenue from the provision of services, specifically providing out-of-home advertising solutions on displays that the Company owns or operates, including related creative and operational services, such as advertisement design, printing and installation.
•In addition, the Company sells one tangible product: the printed advertising copy (often produced on vinyl or polyethylene material), which is provided exclusively as part of the Company’s creative and operational services noted above and which represents a very small portion of the Company’s consolidated revenue. The Company also generates non-advertising revenue that comprises yet a smaller portion of its consolidated revenue.

For each of the years ended December 31, 2024, 2023 and 2022, revenue from tangible products (i.e., advertising copy) and non-advertising revenue represented, in the aggregate, less than 5% of the Company’s consolidated revenue. Accordingly, the Company has not disaggregated such revenue from revenue derived from services. As the Company presents revenue on an aggregate basis, the Company also presents direct operating expenses on the same basis in accordance with Rule 5-03.2 of Regulation S-X.
As a result, the Company believes that its presentation of revenue on the consolidated statements of loss complies with the requirements of Rules 5-03.1 and 5-03.2 of Regulation S-X.
Note 3 - Dispositions and Discontinued Operations
Discontinued Operations, page 60
2.Please tell us your consideration of disclosing the total operating and investing cash flows, the depreciation and amortization, and significant operating and investing noncash items of the discontinued operation for the periods in which the results of operations of the discontinued operation are presented in the statement where net income is reported. Refer to ASC 205-20-50-5B(c).
Response:
The Company has considered the disclosure requirements under ASC 205-20-50-5B(c), which allow for the presentation of either:
1.total operating and investing cash flows of the discontinued operation; or
2.depreciation, amortization, capital expenditures, and significant operating and investing noncash items of the discontinued operation.
In accordance with ASC 205-20-50-5B(c), the Company elected to disclose the information outlined in paragraph (2) above. These disclosures are included in Note 3 to the Company’s audited consolidated financial statements starting on page 62 of the Form 10-K, as outlined below:
•Depreciation and amortization: Presented as a separate line item within the table in the “Loss from Discontinued Operations” section of Note 3.
•Capital expenditures: Presented in the “Capital Expenditures of Discontinued Operations” section of Note 3.
•Significant operating noncash items: In addition to depreciation and amortization, the Company presents impairment charges and losses on classification as held for sale or disposal, net, as separate line items within the table in the “Loss from Discontinued Operations” section of Note 3. Further, while not significant, loss on extinguishment of debt and debt modification expense are disclosed in footnote (4) to that table. The Company did not identify any other significant noncash operating items for the periods presented.
•Significant investing noncash items: Similarly, the Company did not identify any significant investing noncash items related to discontinued operations for the periods presented. However, accrued but unpaid capital expenditures are disclosed in the “Capital Expenditures of Discontinued Operations” section of Note 3.
As a result, the Company believes its disclosures comply with the requirements of ASC 205-20-50-5B(c)(2).

Item 2.02 Form 8-K filed May 1, 2025
Adjusted EBITDA, page 5
3.Your presentation of total segments adjusted EBITDA on page 5 appears to be a non-GAAP measure and should be reconciled to its most directly comparable GAAP measure. However, once reconciled it would appear such measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for corporate expenses appears to present a non-GAAP measure that excludes normal, recurring, cash operating expenses. Therefore, please revise to remove this measure from your earnings releases. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 104.04 and 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Response:
The Company acknowledges the Staff’s comment and informs the Staff that the Company will remove the measure of Total Segment Adjusted EBITDA in its future Form 8-K filings.
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We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (210) 874-2722 or by e-mail at jasondilger@clearchannel.com.

Sincerely,

/s/ Jason A. Dilger
Jason A. Dilger Senior Vice President and Chief Accounting Officer

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